

September 20, 2012

Via E-mail
Barry J. Sanders
Chief Executive Officer and President
Eurosite Power Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **Eurosite Power Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed September 11, 2012**
> **File No. 333-182620**

Dear Mr. Sanders:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, Page 15

1. We note your revised disclosure in response to comment 2 of our letter dated August 29, 2012. In view of the placement agent's role in your offering, please revise your disclosure to identify the placement agent as an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act or tell us why you believe such reference is inappropriate. In this regard, you may wish to refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please note that such disclosure should appear on the prospectus cover page and in the plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

Exhibit 5.1

2. We note that your counsel's opinion assumes due authorization, execution and delivery in paragraphs 1 and 2 as to the Securities Purchase Agreement and in paragraph 4 as to "any

agreement" related to the units. These assumptions are too broad, at least as to the Company's actions. Accordingly, please have counsel revise or delete these assumptions.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director